Filed by Thunder Bridge Acquisition, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Acquisition, Ltd.

Registration Statement Number: 333-229616

REPAY to Attend Upcoming Investor Conferences

Atlanta, GA – February 21, 2019 – Repay Holdings, LLC, a leading provider of vertically-integrated payment solutions, together with its parent, Hawk Parent Holdings, LLC (together, “REPAY”), today announced that REPAY will attend the following investor conferences:

•	On Tuesday, March 12, 2019, REPAY will attend the Susquehanna Technology Conference in New York City.

•	On Wednesday, March 13, 2019, REPAY will attend the 2019 Wolfe FinTech Forum in New York City.

At each conference, REPAY will host one-on-one and group meetings throughout the day. Analysts and portfolio managers that wish to attend the conference or request a meeting with REPAY’s representatives should contact Susquehanna International Group or Wolfe Research.

REPAY previously announced that it had entered into a merger agreement with Thunder Bridge Acquisition, Ltd. (NASDAQ: TBRG) (“Thunder Bridge”) for a proposed business combination. Completion of the proposed business combination is subject to approval by the shareholders of Thunder Bridge and certain other conditions. The proposed business combination is expected to close in the second quarter of 2019.

About REPAY

REPAY provides integrated payment processing solutions to verticals that have specific transaction processing needs. REPAY’s proprietary, integrated payment technology platform reduces the complexity of electronic payments for merchants, while enhancing the overall experience for consumers.

About Thunder Bridge Acquisition, Ltd.

Thunder Bridge Acquisition, Ltd. (“Thunder Bridge”) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2018, Thunder Bridge consummated a $258 million initial public offering (the “IPO”) of 25.8 million units, each unit consisting of one of the Company's Class A ordinary shares and one warrant, each warrant enabling the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share. Thunder Bridge’s securities are quoted on the NASDAQ stock exchange under the ticker symbols TBRGU, TBRG, and TBRGW.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination between Thunder Bridge and REPAY. In connection with the proposed business combination, Thunder has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Thunder Bridge, and will file other documents regarding the proposed business combination with the SEC. After the registration statement is declared effective, Thunder Bridge will mail the definitive proxy statement/prospectus to its shareholders. Before making any voting or investment decision, investors and shareholders of Thunder Bridge are urged to carefully read the preliminary proxy statement/prospectus, and when they become available, the definitive proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about Thunder Bridge, REPAY and the proposed business combination. The documents filed by Thunder Bridge with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Acquisition, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

Thunder Bridge and REPAY and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Thunder Bridge in favor of the approval of the business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Thunder Bridge in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus. Information regarding Thunder Bridge’s directors and executive officers are set forth in Thunder Bridge’s registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding REPAY’s industry and market sizes, future opportunities for Thunder Bridge, REPAY and the combined company, Thunder Bridge’s and REPAY’s estimated future results and the proposed business combination between Thunder Bridge and REPAY, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed business combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Thunder Bridge’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of Thunder Bridge’s shareholders, the inability to consummate the contemplated debt financing, the failure to achieve the minimum amount of cash available following any redemptions by Thunder Bridge shareholders or the failure to meet The Nasdaq Stock Market’s listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the merger agreement; a delay or failure to realize the expected benefits from the proposed business combination; risks related to disruption of management time from ongoing business operations due to the proposed business combination; changes in the payment processing market in which REPAY competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in the vertical markets that REPAY targets; risks relating to REPAY’s relationships within the payment ecosystem; risk that REPAY may not be able to execute its growth strategies, including identifying and executing acquisitions; risks relating to data security; and the risk that REPAY may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Thunder Bridge and REPAY or the date of such information in the case of information from persons other than Thunder Bridge or REPAY, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding REPAY’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

 No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Investor Relations

ICR

repayIR@icrinc.com